                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  1st GENX INC.
             -----------------------------------------------------
             (Name  of  Small  Business  Issuer  in  its  charter)

     Colorado,  USA                              33-0677140
-------------------------            ----------------------------------
(State  of  Incorporation)          (IRS  Employer  Identification  No.)

                  #101-565 Bernard Ave., Kelowna, BC, V1Y 8R4
                  -------------------------------------------
                    (Address of principal executive offices)

                Issuer's  Telephone  Number,  (250)  860-9551

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:
None

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

Common  Shares,  with  par  value  of  $0.001
(Common  Stock)




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1ST  GENX  INC.

FORM  10-SB
TABLE  OF  CONTENTS
                                                                            Page
PART  I
Item  1.     Description  of  Business                                         3
Item  2.     Management's  Discussion  and  Analysis  or  Plan of Operation   13
Item  3.     Description  of  Property                                        15
Item  4.     Security  Ownership  of  Certain  Beneficial
             Owners  and  Management                                          16
Item  5.     Directors,  Executives  Officers,  Promoters
             and  Control  Persons                                            16
Item  6.     Executive  Compensation                                          18
Item  7.     Certain  Relationships  and  Related  Transactions               19
Item  8.     Description  of  Securities.                                     19

PART  II

Item  1.     Market  Price  and  Dividends  on  the  Registrant's  Common
             Equity  and  Other  Shareholder  Matters                         21
Item  2.     Legal  Proceedings                                               22
Item  3.     Changes  in  and  Disagreements  with  Accountants               22
Item  4.     Recent  Sales  of  Unregistered  Securities                      22
Item  5.     Indemnification  of  Directors  and  Officers                    22

PART  F/S
PART  III
Item  1.  Index  to  Exhibits                                                 23
Articles  of  Incorporation  and  Bylaws
Amendments
Agreement  and  Purchase  of  Assets



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                 Information Required in Registration Statement

                                     Part I

A  Note  About  Forward-Looking  Statements

The statements, other than statements of historical fact, included in this registration statement are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "estimate," "anticipate," "believe," "plan," "expect," "intends"or "seek." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to an:


1.     inability  to  generate  sufficient  cash  resources;
2.     adverse  economic  conditions;
3.     competition  in  the  gaming  software  industry;
4.     the  advent  of  new  technology;  and
5. our ability to develop and maintain relationships with third parties to market, distribute and license our products.

ITEM  1.  DESCRIPTION  OF  BUSINESS.

GENERAL

1st Genx Inc. (the "Company") was originally incorporated on July 30, 1987 as "Dubco, Inc." to seek and acquire a business opportunity. In January, 1989, the Company completed its initial public offering of 375,000 units at $.40 per unit. Each unit consisted of one share of common stock and four warrants ("A Warrants") to purchase four shares of common stock at $.80 per share at any time until July 5, 1993. The proceeds of the offering were $150,000.

On August 31, 1989, the Company acquired all of the outstanding shares of B.C.S., Inc. ("BCS"), a Colorado corporation, in exchange for the issuance of 1,322,500 shares of the shares of the Company's common stock, 1,322,500 B Warrants, 200,000 C Warrants and 48 Convertible Preferred Shares. The Company also changed its name to "B.C.S., Inc." For approximately a year, the Company operated as a distributor of micrographic products. After a year, the Company sold its operational assets to a non-affiliate which assumed the Company's liabilities and the Company ceased its operations.

The Company subsequently changed its name to "Triple Co." on January 12, 1996 when it entered into an agreement to acquire an oil and gas company. No stock was issued and no assets were acquired as this acquisition was not consummated.

From 1996 until early 2002, the Company was essentially a dormant company seeking to acquire a business opportunity through acquisition of an entity desirous of becoming publicly held through a reverse merger transaction. The Company fell delinquent in making its biennial reports under the laws of the State of Colorado and reincorporated on November 7, 2001 after having been administratively dissolved for failing to file its biennial reports in a timely fashion.


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In  early  2002,  the  Company  entered into an agreement with Oasis Information
Systems, Inc., a non-affiliate, to acquire certain proprietary software that Oasis had developed. As a result of that transaction, the Company issued 1,000,000 shares of its common stock, valued at $.01 per share. The Company acquired all right, title and interest in a proprietary software program, "Stealth 001," including all licensing and royalty interests in the trade name
"Stealth 001." As part of that transaction, the Company changed its name to "1st Genx Inc.", increased its authorized capital to 100,000,000 shares of common stock and fixed the par value at $.001 per share of common stock. Former management resigned and new officers and directors were appointed and elected. The stock issued to Oasis was eventually transferred to Mara Ventures, Inc. which currently owns the shares. The Company's current President and Director is an officer and director of Mara Ventures, Inc.

The Stealth 001 software is designed for use in Internet gambling. The software runs in a Java operating system shell running within Netscape and into Explorer browsers. The infrastructure software is built to load nearly instantly, using design patterns and streaming technology to push applications and enrich user interface by delivering modules as needed transparently to the user. The software has gaming modules, consisting of pure Java, which include casino gaming, sports and stock wagering applications which can be run both independently and simultaneously. The casino gaming consists of Blackjack, Video Poker, Slot Machine, Baccarat and Roulette. The software also provides a complete banking and accounting interface which allows users to review all the transactions in their accounts, make deposits into his account and make withdrawals.

The Company's software consists of a number of linked modules. This software is unique in that it requires no download/install and is not dependent on either Java or Flash. The modules are as follows:

Window  Manager  and  Infrastructure:

These consist of a pure .NET desktop shell running within DOM 3 compliant browsers. This infrastructure software is built to load nearly instantly, using advanced design patterns and streaming technology to push applications and enrich user interfaces, delivering modules as needed transparently to the user. Using this infrastructure software, feature-rich Internet applications can be delivered as quickly and as easily as Web pages, with NO wait, NO plug-ins, and NO discernable download. Applications run on-demand from the Web as if they were installed locally.

Start-up time is as fast or faster than for applications residing on the user's local hard drive. The infrastructure software features a multi-tasking virtual "desktop" within the browser, each application coming up in its own moveable, draggable, closable, minimizable independent window.

The infrastructure software instantiates a browser based overlay manager and combines it with a highly modularized software construction method implemented to allow applications themselves to be "streamed" down to the user over the browser, as the sub-components are needed. So the user gets the applications with no delay and does not realize that he is only seeing the facade of an application and that the functionality will be transferred down to him only as he requests it and in quick-loading maximum 4k modules.

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This  software  uses  user downtime (like the time between key-strokes and mouse moves) to pre-load into an object cache those modules most likely, based on a users history and the history of users in general, appropriately weighted, to be required next. A modified nearest neighbor search algorithm forecasts which functionality the user will request next and uses the custom class-loader to pre-load these modules so that when a user selects a certain module's functionality, the module is likely already there.

Gaming  Modules:

These modules consist of pure .NET casino gaming, sports and stock wagering applications, each of which can be run independently and simultaneously. Each features options, tabs, drop down menus, and a look and feel that can be easily customized for a licensee's particular needs.

Interactive  Poker  (in  development)

This will feature multi-player interactive hold-em and draw poker with integrated player chat. Users play against each other, the house makes its money by taking a "rake" from every pot above a certain minimum. Players are represented at the virtual table by "avatars." Players can view as well as play at any table. Viewers do not have full chat privileges to protect the privacy of the players. The server-side component of this module manages multiple play-money and real-money tables at various money limits.

Casino  Gaming:

Blackjack
Double  Exposure  Black  Jack
Video  Poker
 -  Jacks-or-better
 -  Deuces  Wild
Slot  Machine
 - Eight way slots with conventional spin or fast spin features. Baccarat (in development)
Roulette  (in  development)
Pai  Gow  (in  development)
Caribbean  Stud  (in  development)

Sports  &  Race  Book:

A fully automated online sports book with real-time streaming online scores, weather, injury reports, lines, and game updates. Parlays, teasers and tie-ins to online play-by-play applets and game broadcasts are being added to enhance user interest. At present, players can make side, over and under bets on major league and college sporting events outcomes.

Stock  Wagering  Book:

The stock betting module allows players to place bets on the movement, volume, price and performance of both individual stocks and financial indices like the Dow30 and the SP500. The stock wagering book incorporates live market feeds for tick-by-tick stock information, a charting module, a Level II style stock table, quote tables, market news, and analysts reports. The stock book allows the online gaming community to participate in the equities markets in a familiar gaming-like environment. The addition of the stock and index-wagering component essentially allows players to play the market without paying commissions or incurring size related slippage.


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Banking  and  Accounting  Modules:

A complete accounting and banking interface is included which supports the following actions:

Review: A user can review, in easy to read tabular form all of his transactions in his account. Or he can break them out by type or date or view one of the many pre-formatted reports available.

Deposits: A user can deposit into his account using a credit card, debit card, e-cash, wire transfer, electronic check, or Western Union Quick Pay.

Withdrawals: A user can have a withdrawal credited to his debit card, wired to him, or sent via FedEx in bank draft form. Every player is to be provided with an anonymous a debit card attached to his wagering account. This debit card facility will be fully integrated into the banking module software and allows prospective turnkey casino operators to offer their customers what are, in effect, financial privacy and offshore banking services.

Server-Side  Components

The server side components includes an Oracle 9i based back office, servlets for each individual gaming and wagering module, servlets to run stored SQL procedures the results of which are displayed in the banking modules, servlets to perform banking, accounting, and administrative functions, and dedicated java server programs to stream market and sports data to the client.

In addition, several batch-mode programs are included to pay off wagers, send reminder and newsletter emails, etc. A cache is maintained on the server thus enabling the serving of .NET modules fast and efficient.

Software  Summary

This software is the only such in the industry that is compatible with .NET, nearly all the others either require a giant download and install, or are dependent on client side java. Java is not well supported in Windows XP, soon to be the dominant operating system.

The Company intends to market and license the use of its software to Internet gaming sites but does not plan to become involved in Internet gaming. Thus far, the Company has not been successful in licensing its software. There can be no assurances that the Company will be successful in licensing the software or that it will generate any significant revenues from the licensing of the software.

The Company's office is located at 101-565 Bernard Street, Kelowna, British Columbia V1Y 8R4. The contact person is Antal Markus, CEO. The telephone number is (250) 860-9551. The Company's web site is currently being revised.


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The  Company's  authorized  capital  includes 100,000,000 shares of common stock with a par value of $.001 and 5,209,008 shares of preferred stock, par value $.001 par value. At December 31, 2001, the end of the most recent fiscal year, 7,179,500 shares of common stock were outstanding; at August 31, 2002, 8,179,500 shares of common stock were outstanding. There are no shares of preferred stock issued and outstanding. There are no warrants currently issued or outstanding.

The Company's common stock is not presently publicly traded. Previously, the Company's stock was traded over the counter in the "pink sheets". Since the third quarter of 1990, there has been no quotation of the Company's common stock.

The information in the Registration Statement is current as of September 10, 2002, unless otherwise indicated.

The Company's business plan is to market and license its Internet software for use by other Internet businesses. The Company has not identified any particular companies with whom it intends or hopes to do business nor has the Company reached any agreement or definitive understanding with any entity concerning the licensing of the Company's software. No assurance can be given that the Company will be successful in marketing or licensing its software given its limited capital at the present time.

The Company's focus will be directed toward small and medium-sized enterprises which do not have the financial or technical resources to modify or develop their own gaming software. In addition, the Company will test other Internet gaming software systems to compare it against its own software. The Company believes that its software is superior to many of the systems currently being used. The Company believes that it will be able to demonstrate the superiority of its software when compared to other software systems and will be successful in licensing the use of its software. In addition, the Company will also seek to upgrade and improve its software to keep it at the highest operating capacity and to take advantage of new technological advances as they occur which may improve the functionality of the Company's software.

It is estimated that the online gaming industry will grow to $17 billion in revenues by 2005. The bulk of these operations are small "Mom and Pop"operations using outdated software. Although North America represents a majority of online casino play, Asia and Europe are coming on rapidly. It is to the small entrprenuers that the Company intends to market its software.

COMPETITION

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the gaming software industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

CORPORATE  OFFICES

The Company currently maintains its corporate office at 2921 North Tenaya Way, Suite 216, Las Vegas, NV 89128. The Company occupies office space at 101-565 Bernard Avenue, Kelowna BC V1Y 8R4 at no cost to the Company. The Company's

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telephone  number  is (250) 860-9551. Other than these offices, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining additional office facilities at any time in the foreseeable future. The Company pays no rent as its CEO provides this space at no cost to the Company.

EMPLOYEES

The Company currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees at the present time. The Company will hire technical support persons on a consulting basis to make any modifications deemed necessary to the software program. When and as the Company successfully licenses its software, the Company may need to begin hiring part-time and eventually full-time customer support personnel. The Company believes that the consultants it has utilized in the past will continue to provide any services to the Company on an as-needed basis.

RISK  FACTORS

Current and prospective shareholders should carefully consider the following risk factors, together with the other information contained in this Form 10-SB, in evaluating the Company and its business. The factors listed below represent certain important factors the Company believes could cause such results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company to a greater extent than indicated.

In addition to the other information set forth elsewhere in this registration statement, you should carefully consider the following risk factors in evaluating the merits of an investment in the Company.

WE ARE IN THE INITIAL STAGES OF DEVELOPING AND MARKETING OUR PRODUCT AND HAVE HAD NO REVENUES. OUR FAILURE TO GENERATE SUFFICIENT REVENUE IN THE FUTURE WOULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN

WE MAY NEED SUBSTANTIAL ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN. WE HAVE NO PRESENT COMMITMENTS TO OBTAIN SUCH FINANCING.

In addition, our failure to obtain substantial additional financing would materially adversely affect our ability to implement our business plan and to develop our services and products.

The working capital requirements associated with the development, marketing and licensing of the Company's product have been and will continue to be significant. The Company is currently not generating sufficient cash flow to fund its operations and growth and is dependent on the proceeds from the sale of its shares to continue its operations and implement its sales and marketing strategy. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it can generate sufficient cash flow from operations to sustain the business. In the event that the Company's plans change or its assumptions change or prove to be inaccurate

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or  if  the  proceeds  from  the sale of its shares or cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the Company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

THE  COMPANY  HAS  LIMITED  ASSETS.

The Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

THERE ARE SIGNIFICANT EXTERNAL FACTORS WHICH MAY INFLUENCE THE SUCCESS OF THE COMPANY.

The online gaming industry in general is a speculative venture necessarily involving some substantial risk. In recent months, many credit card processors have indicated that they would not allow their credit cards to be used for Internet gaming for United States residents which may have a detrimental effect on those gaming companies attempting to tap into the United Sates gaming market. There is no certainty that the expenditures to be made by the Company will result in a commercially profitable business. The marketability of its product will be affected by numerous factors beyond the control of the Company. These factors include national and international regulations and laws prohibiting or limiting online gaming in certain countries, including the United States, market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the companies to whom the Company will supply its software will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

POSSIBLE  REGULATORY  FACTORS  COULD  IMPACT  THE  COMPANY'S  BUSINESS.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

THERE  MAY  BE  UNCERTAINTY  OF  MARKET  PENETRATION.

The gaming industry is currently in a state of flux with many businesses attempting to set up and establish online gaming businesses at the same time that regulators and credit card companies impose new rules, regulations and restrictions on online gaming operations. With the general decline of online companies over the last two years, many of the original online gaming companies have ceased operations. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and recognition for the Company's product will require significant efforts and expenditures by the Company to inform potential customers about the Company's products.


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Although the Company intends to use a substantial portion of its working capital for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets on a broad basis, position its product to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's product.

THERE  MAY  BE  UNCERTAINTY  REGARDING  PROPRIETARY  RIGHTS.

The Company has no patent protection for its proprietary product and technology. The Company relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. The Company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information.

THE  COMPANY  HAS  A  SIGNIFICANT  RELIANCE  ON  MANAGEMENT.

The Company's success is dependent upon the hiring of key administrative personnel. None of the officers or directors have an employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, management has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decisions which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

CONTROL  OF  THE  COMPANY  IS  CENTRALIZED  IN  ITS  OFFICERS  AND  DIRECTORS.

The Company's officers and directors beneficially own approximately 25% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.


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THERE  ARE  LIMITATIONS  ON  LIABILITY  AND  INDEMNIFICATION  OF  DIRECTORS  AND
OFFICERS.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Colorado Business Corporation Act as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors.

The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

THERE  ARE  CONFLICTS  OF  INTEREST.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

THERE CAN BE NO ASSURANCE OF A PUBLIC TRADING MARKET; RISK OF LOW-PRICED SECURITIES.

Since 1989, there has been no public market for the common stock of the Company. The common stock of the Company is not currently quoted on any quotation medium. Although the Company may seek to have its common stock quoted in the over the counter market, there can be no assurance that the Company will be able to become quoted publicly. Even if the Company is able to begin quotation on a trading medium, there can be no assurance that an active or widely traded market in the Company's stock will result. An investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the Company's common stock will likely be subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks will likely limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate Penny stocks. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute Penny stocks within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

THE COMPANY COULD FAIL TO MAINTAIN MARKET MAKERS EVEN IF IT BECOMES PUBLICLY QUOTED.

If the Company becomes a publicly quoted stock, if the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

CASH  DIVIDENDS  ARE  UNLIKELY.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

THE  COMPANY  WILL  NEED  ADDITIONAL  FINANCING  IN  THE  FUTURE.

The Company has very limited cash funds and it may be impossible to take advantage of any available business opportunities. Accordingly, the ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that the funds can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its debt/equity securities.

THE  COMPANY  HAS  A  LIMITED  OPERATING  HISTORY.

The Company was formed in 1987 for the purpose of engaging in any lawful activity; however, the Company has limited operating history, minimal revenues from operations, and limited assets. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

THERE CAN BE NO ASSURANCE OF SUCCESS OR PROFITABILITY IN THE COMPANY'S PROPOSED BUSINESS OPERATIONS.

There is no assurance that the Company will be able to market and license its product and generate revenue for the Company. The Company does not have a proven track record from which investors can evaluate the potential and likelihood of the Company's future success. There is no assurance that the Company's software will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

THE  COMPANY  WILL  RELY  UPON  OUTSIDE  ADVISORS.

To supplement the business experience of its Officers and Directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants, or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to the Company. In the event the President or the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATIONS.

LIQUIDITY  AND  CAPITAL  RESOURCES

Since inception, the Company has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipts of proceeds from offerings of its capital stock. The Company received $150,000 in gross proceeds from an offering in 1989 under the Securities Act of 1933, as amended. The Company's balance sheet as of December 31, 2001 reflects limited assets and limited liabilities. Further, there exists no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company.

The  Company  will attempt to carry out its plan of business as discussed above.
The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan.

RESULTS  OF  OPERATIONS

During the period from July, 1987 (inception) through December 31, 2001, the Company engaged in limited operations and attempted to commence operations in a number of different fields, none of which was ultimately successful or resulted in any appreciable revenues for the Company. For the year ended December 31, 2001, the Company had no revenues or income but recorded a net operating loss of ($600) resulting from general and administrative costs. For the year ended December 31, 2000, the Company had no revenues or income but recorded a net operating loss of ($5,151) resulting from general and administrative costs. The net loss per share was nil for the years ended December 31, 2001 and 2000.

For the six month period ended June 30, 2002, the Company had no revenues or income but recorded a net operating loss of ($2,000) resulting from general and administrative costs. For the six month period ended June 30, 2001, the Company had no revenues or income and did not record a profit or loss. The net loss per share was nil for the period ended June 30, 2002 compared to a no loss per share for the period ended June 30, 2001.

For the year ended December 31, 2001, the Company had no assets and current liabilities of approximately $4,628. For the year ended December 31, 2000, the Company had no assets and no current liabilities. Shareholders' (deficit) for the year ended December 31, 2001 was approximately $4,600.

For the period ended June 30, 2002, the Company had assets of approximately $10,000 resulting from its acquisition of the Stealth software and current liabilities of approximately $6,000. For the period ended June 30, 2001, the Company had no assets and current liabilities of approximately $4700. Shareholders' equity for the period ended June 30, 2002 was approximately ($4,400) compared to total shareholders' (deficit) of approximately ($4,600) for the period ended June 30, 2001. The difference between the period figures at June 30, 2002 and June 30, 2001 are primarily attributable to the Company's acquisition of the Stealth software.

The Company anticipates that until it commences operations or licenses its software, it will not generate revenues and may operate at a loss after commencing operations, depending upon the performance of its proposed operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the fiscal years ended December 31, 2001 and December 31, 2000 and for the interim six month periods ended June 30, 2002 and 2001 and should be read in conjunction with the financial statements of the Company and related notes included therein.

The Company was originally incorporated on July 30, 1987 as "Dubco, Inc." to seek and acquire a business opportunity. In January, 1989, the Company completed its initial public offering. In 1989, the Company acquired all of the outstanding shares of B.C.S., Inc. in exchange for the issuance of certain shares of the Company's common and preferred stock and warrants and changed its name. For approximately a year, the Company operated as a distributor of micrographic products. After a year, the Company sold its operational assets to a non-affiliate which assumed the Company's liabilities and the Company ceased its operations. The Company subsequently changed its name to "Triple Co." on January 12, 1996 when it entered into an agreement to acquire an oil and gas company. No stock was issued and no assets were acquired as this acquisition was not consummated.

From 1996 until early 2002, the Company was essentially a dormant company seeking to acquire a business opportunity through acquisition of an entity desirous of becoming publicly held through a reverse merger transaction. In early 2002, the Company entered into an agreement with Oasis Information Systems, Inc., a non-affiliate, to acquire certain proprietary software that Oasis had developed. As a result of that transaction, the Company issued 1,000,000 shares of its common stock, valued at $.01 per share. The Company acquired all right, title and interest in a proprietary software program, "Stealth 001," including all licensing and royalty interests in the trade name "Stealth 001."

The Company will attempt to carry out its business plan as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will hinder its business plan prior to the consummation of a business combination.

NEED  FOR  ADDITIONAL  FINANCING

The Company believes that its existing capital will not be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended. Once the Company begins to actively market and license its software, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any funds will be available to the Company to allow it to cover its expenses.

The Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM  3   DESCRIPTION  OF  PROPERTY.

The Company currently occupies office space provided by its CEO at no cost. The Company believes that its facilities are sufficient for its needs at the present time. The Company's telephone number is (250) 860-9551.


ITEM  4   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive Officers, Directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Names  and  Addresses      Number  of  Shares      Percent  of
                          Owned  Beneficially   Beneficially  Owned  Shares


Antal  Markus  (1)(2)(3)        1,400,000          17.12%
101-565  Bernard  Avenue
Kelowna  BC  V1Y  8R4

Alexander  Anderson  (1)         400,0000           4.89%
101-565  Bernard  Avenue
Kelowna  BC  V1Y  8R4

Marilyn  Markus  (1)(3)           400,000           4.89%
101-565  Bernard  Avenue
Kelowna  BC  V1Y  8R4

All  officers  and  directors
as  a  group  (3  persons)      2,200,000          26.90%

(1)  Denotes  officer  or  director.
(2) Mr. Markus is a control person of Mara Ventures Inc. which owns the shares issued to Oasis for the Stealth 001 software and may be deemed to exercise investment and voting control of these shares.
(3)  Mr. and Mrs. Markus are husband and wife.

ITEM  NO.  5   DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND CONTROL PERSONS.

The Directors and executive Officers currently serving the Company are as follows:

Name                       Age          Position  Held  and  Tenure

Antal  Markus               44          CEO,  CFO And Director since April, 2002

Marilyn  Markus             45          Secretary  and  Director  since April,
                                        2002

Alexander  Anderson         50          Director  since  April,  2002

The Directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, Directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or is contemplated. There is no arrangement or understanding between the Directors and Officers of the Company and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer of the Company.

Mr. and Mrs. Markus are husband and wife. There are no other family relationships between or among any other Officer and Director.

The Directors and Officers of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time which each will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The  Company  has  no  audit  or  compensation  committee.

BIOGRAPHICAL  INFORMATION

ANTAL MARKUS - CEO, CFO and Director. Mr. Markus has an extensive background in capital financing and mergers and acquisitions. Mr. Markus currently serves as President and CEO of Mara Ventures Inc. During the past five years, until June, 2002, Mr. Markus had been president and director of Oasis Information Systems, Inc., a publicly traded company traded under the symbol "OSYS." For six months in 1999, Mr. Markus was the president and CEO of Presidents Telecom Inc.

MARILYN MARKUS - Secretary and Director. Mrs. Markus has been involved as Secretary of several public corporations including Oasis Information Systems, Inc. Mrs. Markus assists with the financial and corporate recordkeeping duties of the Company.

ALEXANDER ANDERSON - Director. Mr. Anderson has an extensive background in the financial service industry and has held senior banking positions in all aspects of branch banking. In 1995, Mr. Anderson became a financial services consultant, providing management and administrative support to developing public companies. Over the last five years, Mr. Anderson has served as an officer and director of several publicly traded companies. Mr. Anderson is currently an officer and director of Oasis Information Systems, Inc., a publicly traded company trading on the OTC Electronic Bulletin Board under the symbol "OSYS". Prior to joining Oasis in June, 2002, Mr. Anderson was president of Presidents Telecom Inc. and an officer and director of Nxtech Wireless and Cable Systems Inc. from 2001 to 2002. Mr. Anderson also served an officer and director of CKD Ventures, Inc. in 1997 and 1998 and as officer and director of Southland Financial Corp. from 1998 to 1999.

INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

CONFLICTS  OF  INTEREST

The Officers and Directors of the Company will devote only a small portion of their time to the affairs of the Company, estimated to be no more than approximately 25 hours per month. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

ITEM  6.   EXECUTIVE  COMPENSATION.

No salaries were paid to any officers, director or employees nor was any stock issued to any officer, director or employee as compensation.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meeting of the Board of Directors.

The Company has no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers.

The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any executive officer or director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such executive officer's employment or from a change-in-control of the Company or a change in such executive officer's responsibilities following a change-in-control and the amount, including all periodic payments or installments where the value of such compensation or remuneration exceeds $100,000 per executive officer.

During the last completed fiscal year, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The  Company  has  no  written  employment  agreements.

The Company has established the 2002 Stock Option Plan of 1st Genx, Inc. This 2002 Stock Option Plan (the "Plan") is intended as an incentive, to retain in the employ of and as directors, officers, consultants and advisors to the Company, within the meaning of Section 424(f) of the United States Internal Revenue Code of 1986, as amended (the "Code"), persons of training, experience and ability, as well as to attract new employees, directors, officers, consultants and advisors whose services are considered valuable, to encourage the sense of proprietorship and to stimulate the active interest of such persons in the development and financial success of the Company. The Company has allocated 1,000,000 shares of the Company's common stock to the 2002 Plan, none of which have been issued.


ITEM  7.   CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

In April, 2002, the Company approved the issuance of 1,000,000 shares of its common stock to Oasis Information Systems, Inc. ("Oasis") as consideration for the Company's acquisition of the Stealth technology. Those shares were subsequently transferred to Mara Ventures, Inc. when Oasis was acquired by another company. Mr. Markus, President of the Company, is a control person of Mara Ventures. As part of the Oasis transaction, the Company changed its name to 1st Genx, Inc. and its shareholders approved an increase in capitalization to 100,000,000 shares of common stock and established a par value of $.001 per share of common stock. The stock issued to Oasis was recorded at $.01 per share or $10,000 on the Company's books. Mr. Markus was an officer and director of Oasis at the time of this transaction and subsequently became an officer and director of the Company.

ITEM  8.   DESCRIPTION  OF  SECURITIES.

COMMON  STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, par value $.001. Each record holder of Common Stock is entitled to one vote for each share held in all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Amended Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED  STOCK

The Company's Articles of Incorporation authorize the issuance of 5,209,008 shares of preferred stock, par value $.001. The Board of Directors of the Company is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by the Company. The Company anticipates that preferred stock may be utilized in making acquisitions.

Non-Cumulative  Voting

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the Company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible  Anti-Takeover  Effects  of  Authorized  but  Unissued  Stock.

The Company's authorized but unissued capital stock consists of 5,209,008 Shares of Preferred Stock, par value $.001. One effect of the existence of authorized but unissued preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

REPORTS  TO  STOCKHOLDERS

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                             PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock previously traded on the pink sheets but has not traded for more than ten years. The Company's common stock is not presently quoted in any trading medium.

As of August 31, 2002, the Company estimates there are 100 "holders of record" of its common stock and estimates that there are approximately 100 beneficial shareholders of its common stock.

There are no restrictions that limit the Company's ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in the operations and expansion of its business.

The Company's common stock is issued in registered form. Signature Stock Transfer, Inc. of Addison, Texas is the registrar and transfer agent for the common stock.

ITEM  2.   LEGAL  PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No Director, Officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such Director, Officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM  3.   CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

Not  applicable.

ITEM  4.   RECENT  SALES  OF  UNREGISTERED  SECURITIES.

During the past three years, the only shares the Company has issued are in connection with the Oasis transaction when 1,000,000 were issued un exchange for the Stealth technology. The Company relied on an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, as an offering not involving the public.

ITEM  5.   INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The  Articles  of Incorporation and the Bylaws of the Company, filed as Exhibits
2.1 and 2.3, respectively, provide that the Company will indemnify its Officers and Directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the Officer or Director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an Officer or Director, absent a finding of negligence or misconduct in the performance of duty.

PART  F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below.

Independent  Auditor's  Report  dated  April  3,  2002
Balance  Sheet  as  of  December  31,  2001
Statements of Operations for the years ended December 31, 2001 and 2000 Statement of Stockholders' Equity (Deficit) for the years ended December 31, 2001 and 2000
Statements of Cash Flows for the years ended December 31, 2001 and 2000 Notes to Financial Statements

Balance  Sheets  as  of  June  30,  2002  and  June  30,  2001
Statements of Operations for the three months ended June 30, 2002 and 2001 and the six months ended June 30, 2002 and 2001
Statements of Cash Flows for the six months ended June 30, 2002 and 2001 Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
1st Genx, Inc.
Kelowna, B.C., Canada

We have audited the accompanying balance sheet of 1st Genx, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Genx, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


April 3, 2002

                                 1ST GENX, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 2001


                              ASSETS

Assets                                                  $       -
                                                        ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                      $   4,628

STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value, 5,290,008 shares
  authorized, no shares issued and outstanding                  -
  Common stock, $.001 par value, 100,000,000 shares
  authorized, 7,179,500 shares issued and outstanding       7,180
Additional paid in capital                                314,765
Accumulated deficit                                      (326,573)
                                                        ----------
  Total Stockholders' Equity (Deficit)                     (4,628)
                                                        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)    $       -
                                                        ==========


                See accompanying summary of accounting policies
                       and notes to financial statements.

                                 1ST GENX, INC.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,




                                         2001         2000
                                      -----------  -----------

General and administrative            $      600   $    5,151
                                      -----------  -----------

Loss from operations                        (600)      (5,151)
                                      -----------  -----------

Net loss                              $     (600)  $   (5,151)
                                      ===========  ===========
Net loss per share:
  Net loss basic and diluted          $    (0.00)  $    (0.00)
                                      ===========  ===========
Weighted average shares outstanding:
  Basic and diluted                    7,179,500    7,179,500
                                      ===========  ===========










                See accompanying summary of accounting policies
                       and notes to financial statements.

                                 1ST GENX, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      FOR THE YEARS ENDED DECEMBER 31, 2001


                           Common stock   Additional
                      ------------------   paid in  Accumulated
                       Shares    Amount    capital   deficit     Total
                      ---------  -------  --------  ----------  --------

Balance,
December 31, 1999     7,179,500  $7,180   $312,565  $(320,822)  $(1,077)

Contributed rent and
 capital                      -        -     1,600          -     1,600

Net loss                      -        -         -     (5,151)   (5,151)
                      ---------  -------  --------  ----------  --------

Balance,
  December 31, 2000   7,179,500    7,180   314,165   (325,973)   (4,628)

Contributed rent              -        -       600          -       600

Net loss                      -        -         -       (600)     (600)
                      ---------  -------  --------  ----------  --------

Balance,
  December 31, 2001   7,179,500  $ 7,180  $314,765  $(326,573)  $(4,628)
                      =========  =======  ========  ==========  ========










                See accompanying summary of accounting policies
                       and notes to financial statements.

                                 1ST GENX, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                    2001     2000
                                                  -------- --------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $(600)  $(5,151)
Adjustments to reconcile net deficit to cash used

  by operating activities:

Rent and other expenses paid by shareholders         600     1,600

Net change in:
  Accounts payable                                     -     3,551
                                                  -------- --------

CASH FLOWS USED IN OPERATING ACTIVITIES                -         -
                                                  -------- --------

NET INCREASE (DECREASE) IN CASH                        -         -
Cash, beg. of period                                   -         -
Cash, end of period                                $   -   $     -
                                                  ======== ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                    $   -   $     -
  Income taxes paid                                $   -   $     -









                See accompanying summary of accounting policies
                       and notes to financial statements.

                                 1ST GENX, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

1st Genx, Inc. referred to as "1st Genx" was incorporated in July 1987 under the laws of the state of Colorado. 1st Genx sold all of its operational assets in 1991 and is searching for a merger candidate or a business opportunity. The Company is planning on acquiring gaming software to provide online gaming.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. 1st Genx records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Recent Accounting Pronouncements

1st Genx does not expect the adoption of recently issued accounting pronouncements to have a significant impact on 1st Genx's results of operations, financial position or cash flow.


NOTE 2 - INCOME TAXES

For the years ended December 31, 2001 and 2000, 1st Genx has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $138,000 at December 31, 2001, and will expire in the years 2005 through 2021.

Deferred income taxes consist of the following at December 31,:

                                  2001          2000
                                  ----          ----
Long-term:
    Deferred tax assets       $  47,000      $  47,000
    Valuation allowance         (47,000)       (47,000)
                              $       -      $       -

NOTE 3 - RELATED PARTY TRANSACTIONS

1st Genx neither owns nor leases any real or personal property. An officer has provided office services for $600. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest.

In 2000, a shareholder paid $1,000 of expenses on behalf of 1st Genx.


NOTE 4 - SUBSEQUENT ASSET PURCHASE

In February 2002, 1st Genx entered into an agreement with an unrelated entity and acquired the rights, title and interests in gaming software. 1st Genx issued 1,000,000 shares of common stock at closing. The transaction will be valued at the fair value of the common stock or $10,000.

                                 1ST GENX, INC.
                                  BALANCE SHEET

                                                       June 30,     December 31,
                                                          2002         2001
                                                      ------------  ----------
ASSETS                                                (Unaudited)

Property and equipment                                $    10,000   $       -
                                                      ------------  ----------
                                                      $    10,000   $       -
                                                      ============  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                                    $     5,628   $   4,628

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.001 par value, 5,209,008
  shares authorized, no shares issued and
  outstanding                                                   -           -
Common stock, $.001 par value, 100,000,000
  shares authorized, 8,179,500 and 7,179,500
  shares issued and outstanding                             8,180       7,180
Additional paid in capital                                139,326     314,765
Accumulated deficit                                      (219,179)   (326,573)
                                                      ------------  ----------
  Total Stockholders' Equity (Deficit)                      4,372      (4,628)
                                                      ------------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)  $    10,000   $       -
                                                      ============  ==========


                         See notes to interim condensed
                              financial statements.

                                 1ST GENX, INC.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                              Three Months Ended       Six Months Ended
                                   June 30,                June 30,
                                   --------                --------
                               2002        2001        2002         2001
                            ----------- ---------- ------------ -----------

General and administrative  $        -  $        -  $    2,000   $        -
                            ----------- ---------- ------------ -----------
Loss from operations                 -           -      (2,000)           -
                            ----------- ---------- ------------ -----------
Net loss                    $        -  $        -  $   (2,000)  $        -
                            =========== ========== ============ ===========
Net loss per share:
  Net loss basic and
    Diluted                 $     0.00  $     0.00  $    (0.00)  $     0.00
                            =========== ========== ============ ===========

Weighted average shares
  outstanding:
    Basic and diluted        8,179,500   7,179,500   7,925,356    7,179,500
                            =========== ========== ============ ===========









                         See notes to interim condensed
                              financial statements.


                                 1ST GENX, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE SIX MONTHS ENDED JUNE 30,
                                   (UNAUDITED)



                                                     2002     2001
                                                  --------- --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $(2,000)  $   -
Adjustments to reconcile net deficit to cash used
  By operating activities:
Expenses paid by shareholder                         1,000       -
Net change in:
  Accounts payable                                   1,000       -
                                                  --------- --------

CASH FLOWS USED IN OPERATING ACTIVITIES                  -       -
                                                  --------- --------

NET INCREASE (DECREASE) IN CASH                          -       -
Cash, beg. of period                                     -       -
                                                  --------- --------
Cash, end of period                                $     -   $   -
                                                  ========= ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                          -       -
  Income taxes paid                                      -       -







                         See notes to interim condensed
                              financial statements.



                                 1ST GENX, INC.
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of 1st Genx, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.


NOTE 2 - PURCHASE OF SOFTWARE

In February 2002, 1st Genx acquired gaming software from Oasis Information Systems, Inc. 1st Genx valued the software at $.01 per share or the fair value of the software. 1st Genx is in the process of implementing its business plan and has not commenced offering online gaming as of August 23, 2002.

PART  III

ITEM  1.  INDEX  TO  EXHIBITS

(2)   Charter  and  By-laws
(3)   Instruments  defining  the  rights  of  security  holders
(5)   Voting  Trust  Agreement  -  Not  Applicable
(6)   Material  Contracts
(7)   Material  Foreign  Patents  -  Not  Applicable
(12)  Additional  Exhibits

ITEM  2.  DESCRIPTION  OF  EXHIBITS

(2.1) Articles  of  Incorporation
(2.2) Amendment  to  the  Articles  of  Incorporation
(2.3) Bylaws
(3.1) Agreement  and  Sale  of  Assets


                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 1st  GENX  INC.


Date:  September  10,  2002      By:  /s/Antal  Markus
                                 -----------------------------
                                 Antal  Markus,  CEO  and  CFO




                                       23